CLIFTON STAR RESOURCES INC.
c/o 430 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
425-953-0355

December 12, 2008

AMENDED NEW RELEASE

CLIFTON RESOURCES INC. ANNOUNCES FINANCING
WITH MINERALFIELDS GROUP

Clifton Star Resources Inc. (“Clifton” or the “Company”) is pleased to announce a non- brokered private placement of up to 1,600,000 Flow Through Units (each unit consisting of one share and one warrant) at a price of $1.25 per Unit. Each warrant will be exercisable for a period of twenty- four months from the closing of the private placement at a price of $1.35 per share. This is the ninth private placement from MineralFields Group.

The Company shall issue a finders fee payable in shares equal to 5% of the gross proceeds received by the Company and a finder’s option on the same terms as the subscriber’s units equal to 10% of the number of units sold to investors to Limited Market Dealer Inc.

About MineralFields, Pathway and First Canadian Securities®

MineralFields Group (a division of Pathway Asset Management), based in Toronto and Vancouver, is a mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds (including the Pathway Multi Series Funds Inc. corporate-class mutual fund series). Information about MineralFields Group is available at www.mineralfields.com. First Canadian Securities® is active in leading resource financings (both flow-through and hard dollar PIPE financings) on competitive, effective and service-friendly terms, and offers investment banking, mergers and acquisitions, and mining industry consulting, services to resource companies. MineralFields and Pathway have financed several hundred mining and oil and gas exploration companies to date through First Canadian Securities®.

CLIFTON STAR RESOURCES INC.

“Harry Miller”

HARRY MILLER, President

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release